Exhibit 99.1

Reference Form

2016

Itaú Unibanco Holding S.A.

Itaú

Reference Form 2016 Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2016

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or
“CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2016, 12/31/2015 and 12/31/2014.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	06/12/2017

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Update in items 9.1, 12.5, 12.6, 12.7, 12.8, 12.13 and 18.7	06/12/2017

9.1. Describe the non-current assets that are relevant for the development of the issuer’s activities, indicating in particular

a) Property, plant and equipment, including those rented or leased, identifying their location

Property, Plant and Equipment

At December 31, 2016, we owned and leased our main administrative offices in Brazil, which included seven office buildings, with a total area of 385,600 square meters, mostly located in the city of São Paulo. These offices include our head office and a number of other administrative buildings, where administrative functions are performed, such as commercial department, back office, wholesale and investment banking activities, and also our data processing center.

We lease some of our administrative offices and most of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2017 (in the process of being renewed under similar terms) to the fourth quarter of 2036.

At December 31, 2016, we owned 25% of our administrative offices and branches (including customer site branches, ATMs, and parking lots) and leased approximately 75%.

9.1.a - Fixed assets

Description of fixed assets	Main activities	Country	State	City	Type
Itaú Unibanco Business Center	Administrative Center	Brazil	SP	São Paulo	Own
Tatuapé Administrative Center	Administrative Center	Brazil	SP	São Paulo	Own
Pinheiros Administrative Center	Administrative Center	Brazil	SP	São Paulo	Own
ITM Administrative Center	Administrative Center	Brazil	SP	São Paulo	Rented
Brigadeiro Administrative Center	Administrative Center	Brazil	SP	São Paulo	Rented
Technology Center	Administrative Center and Data Center	Brazil	SP	São Paulo	Own
Technology Center	Data Center	Brazil	SP	Mogi Mirim	Own
Technology Operations Center	Data Center	Chile	CL	Santiago	Rented

b) intangible assets, such as patents, trademarks, permits, concessions, franchises, and technology transfer agreements, domain names on the Internet, informing

i. duration

ii. events that may cause the loss of rights to such assets

iii. possible consequences of the issuer’s loss of such rights

Domains

These are the domains considered the most relevant for the activities of the Issuer and its subsidiaries:

i. duration

Domain name and duration

Domain names	Duration
itau	2 years
itau.com	2 years
itau.com.br	2 years
itaucard.com.br	2 years
itaucustodia.com.br	2 years
itaupersonnalite.com.br	2 years
itauri.com.br	2 years
itau-unibanco.com.br	2 years

ii. events that may cause the loss of rights to such assets

Non-renewal within deadline or possible litigation

iii. possible consequences of the issuer’s loss of such rights

The domain may be acquired by another party, either an individual or a legal entity, damages to the company image and possible financial losses in relation to competitors and clients.

Trademarks

The Issuer and its subsidiaries hold several trademarks registered in Brazil and abroad, which may or may not be part of non-current assets. Significant brands for the activities of the Issuer and its subsidiaries are “ITAÚ”; “ITAÚ PERSONNALITÉ”; “UNICLASS”; “ITAÚ BBA”; “ITAUCARD”; “HIPERCARD”; “UNIBANCO”; “ITAÚ UNIBANCO”, “GARANTEC”, “REDECARD”, “REDE”, and “CREDICARD”.

i. duration

In Brazil, the ownership of a trademark is obtained through a valid registration issued by INPI (National Institute of Industrial Propriety) and its exclusive nationwide use is assured to the proper owner. This trademark registration is valid for ten (10) years, from the date it is granted by INPI, and may be extended for equal successive periods.

The terms and requirements for extending trademarks abroad depend on the laws of each country or region where the trademark is deposited or registered.

ii. events that may cause the loss of rights to such assets

In Brazil, registration applications may be rejected by INPI in those cases provided for by Law No. 9,279/96. Trademark registrations terminate upon: (i) the expiration of its terms without the due extension; (ii) a waiver by the trademark’s owner, and (iii) forfeiture.

It is possible that a declaration of nullity is issued for a trademark registration already granted, by a judicial proceeding filed before the trademark registration body or of a litigation.

iii. possible consequences of the issuer’s loss of such rights

If the Issuer and/or its subsidiaries lose the rights to any or all trademarks listed above, they should use another trademark(s) in their activities and would no longer be able to prevent third parties from using the same or similar trademarks, particularly in the same market segment. If unable to prove their ownership of the trademarks used, the Issuer and/or its subsidiaries may be subject to litigation for violation of third parties’ rights due to misuse of trademarks.

Patents

The issuer and/or its subsidiaries hold patents and patent applications that may or may not be part of non-current assets, in Brazil and abroad, for a method to generate a virtual keyboard for typing security password or PIN (personal identification number) of users, as well as one patent application in Brazil for a method to identify passwords to access an institution and one patent application in Brazil for a method, a user device and a system to submit financial operation information.

i. duration

In Brazil, the invention patent protection term is twenty (20) years from the patent application filing date. The terms and requirements for extending patents abroad depend on the laws of each country or region where the patent is registered.

ii. events that may cause the loss of rights to such assets

The events that may cause the loss of rights to these assets are provided for by law. At the administrative level, patent registration applications may be rejected by INPI in the cases provided for by Law No. 9,279/96.

A patent registration terminates upon: (i) the expiration of its terms; (ii) a waiver by the patent’s owner, without prejudice to the right of third parties; (iii) lack of payment of annual retribution, and (iv) forfeiture.

Additionallty, if a patent registration was granted in non-conformity with legal provisions, it is possible that a declaration of nullity is issued for a patent registration already granted, by a judicial proceeding filed before the trademark registration body or of a litigation.

iii. possible consequences of the Issuer’s loss of such rights

Depending on the reason for a possible loss of rights to the patents listed above, the subject matter of the patent will fall into public domain and may be freely exploited by third parties, or the Issuer and its subsidiaries may have to stop using the subject matter of the patent.

9.1 - Non-current assets / 9.1.c - Ownership interest in companies

Corporate name Fiscal year	CNPJ Book value - variation %	CVM Code Market value - variation %	Type of company Amount of dividends received (Reais)	Country of headquarters	State of headquarters Date	City of headquarters Amount (Reais)	Description of the activities developed	Issuer's ownership interest (%)
							Representation of foreign
Aco Ltda.	08.993.703/0001-70	-	Subsidiary	Uruguay		Montevideo	banks	99.24
				Market value
12/31/2016	-9.951972	0.000000	-	Book value	12/31/2016	4,101,274.43
12/31/2015	28.432426	0.000000	-
12/31/2014	6.588262	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
							Multiple-service bank with
Banco Itaú BBA S.A.	17.298.092/0001-30	-	Subsidiary	Brazil	SP	São Paulo	investment portfolio	99.99
				Market value
12/31/2016	-51.1593730	0.000000	1,607,470,803.21	Book value	12/31/2016	2,756,707,079.82
12/31/2015	-0.1281640	0.000000	856,453,350.52
12/31/2014	-4.0928700	0.000000	263,925,068.34
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
							Multiple-service bank with
Banco Itaú Uruguay S.A.	11.929.613/0001-24	-	Subsidiary	Uruguai		Montevideo	commercial portfolio	100.00
				Market value
12/31/2016	-11.130002	0.000000	81,625,000.00	Book value	12/31/2016	1,156,118,292.19
12/31/2015	44.028819	0.000000	178,074,000.00
12/31/2014	20.333546	0.000000	79,710,000.00
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

							Multiple-service bank with
Banco Itaucard S.A.	17.192.451/0001-70	-	Subsidiary	Brazil	SP	Poá	commercial portfolio	99.99
				Market value
12/31/2016	189.018902	0.000000	749,383,239.57	Book value	12/31/2016	7,512,959,654.44
12/31/2015	-0.173682	0.000000	2,927,000,564.92
12/31/2014	61.851975	0.000000	1,839,431,112.66
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
							Holding company of non-
BICSA Holdings Ltd	08.993.702/0001-25	-	Subsidiary	Cayman Islands		George Town	financial institutions	100.00
				Market value
12/31/2016	-15.952851	0.000000	-	Book value	12/31/2016	1,700,906,902.24
12/31/2015	0.000000	0.000000	-
12/31/2014	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
							Activities of pension plan
Itaú Administração Previdenciá 03.526.540/0001-00		-	Subsidiary	Brazil	SP	São Paulo	management	0.00
				Market value
12/31/2016	23.616068	0.000000	-	Book value	12/31/2016	353.27
12/31/2015	-74.561833	0.000000	-
12/31/2014	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
							Holding company of
Itaú BBA Participações S.A.	58.851.775/0001-50	-	Subsidiary	Brazil	SP	São Paulo	financial institutions	100.00
				Market value
12/31/2016	16.872840	0.000000	1,864,026.21	Book value	12/31/2016	1,798,400,657.33
12/31/2015	-12.563515	0.000000	643,593.96
12/31/2014	3,333.90097	0.000000	12,487,986.07
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

Corporate name Fiscal year	CNPJ Book value – variation %	CVM Code Market value – variation %	Type of company Amount of dividends received (Reais)	Country of headquarters	State of headquarters Date	City of headquarters Amount (Reais)	Description of the activities developed	Issuer's ownership interest (%)
Itaú Corretora de Valores S.A.	61.194.353/0001-64	-	Subsidiary	Brazil	SP	São Paulo	Securities broker	99.99
				Market value
12/31/2016	224.036462	0.000000	190,000,000.00	Book value	12/31/2016	1,364,124,852.20
12/31/2015	-66.862176	0.000000	263,246,352.28
12/31/2014	17.090969	0.000000	83,561,228.88
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
							Multiple-service bank with
Itaú Corpbanca S.A.	12.262.596/0001-87	-	Subsidiary	Brazil	SP	São Paulo	commercial portfolio	22.45
				Market value
12/31/2016	0.000000	0.000000	-	Book value	12/31/2016	3,769,914,262.93
12/31/2015	0.000000	0.000000	-
12/31/2014	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
							Insurance operations in
							the personal injury and
							property damage lines, as
Itaú Seguros S.A.	61.557.039/0001-07	-	Subsidiary	Brazil	SP	São Paulo	defined by law.	0.00
				Market value
12/31/2016	-4.047288	0.000000	4,240.99	Book value	12/31/2016	12,539.11
12/31/2015	-17.009539	0.000000	7,819.38
12/31/2014	-19.872703	0.000000	4,610.40
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
							Multiple-service bank with
Itaú Unibanco S.A.	60.701.190/0001-04	-	Subsidiary	Brazil	SP	São Paulo	commercial portfolio	100.00
				Market value
12/31/2016	23.908085	0.000000	4,058,828,887.03	Book value	12/31/2016	69,251,014,363.09
12/31/2015	13.212524	0.000000	1,725,572,857.61
12/31/2014	15.465842	0.000000	4,151,542,718.35
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

							Holding company of non-
ITB Holding Brasil Participações Ltda 04.274.016/0001-43		-	Subsidiary	Brazil	SP	São Paulo	financial institutions	0.00
				Market value
12/31/2016	92.329488	0.000000	1,202,991,085.39	Book value	12/31/2016	95.03
12/31/2015	46.053798	0.000000	3.60
12/31/2014	60.560038	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
							Insurance operations in
							the personal injury and
							property damage lines, as
IU Seguros S.A.	21.986.074/0001-19	-	Subsidiary	Brazil	SP	São Paulo	defined by law.	0.00
				Market value
12/31/2016	1403.022252	0.000000	-	Book value	12/31/2016	452.56
12/31/2015	0.000000	0.000000	-
12/31/2014	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
							Representation of foreign
Oca S.A.	08.988.128/0001-17	-	Subsidiary	Uruguay		Montevideo	banks	100.00
				Market value
12/31/2016	-33.064185	0.000000	158,203,200.00	Book value	12/31/2016	230,073,192.84
12/31/2015	48.569673	0.000000	67,772,500.00
12/31/2014	27.336468	0.000000	34,300,000.00
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance
							Holding company of non-
Topaz Holding Ltd	não possui	-	Subsidiary	Cayman islands		Grand Cayman	financial institutions	0.00
				Market value
12/31/2016	-23.783767	0.000000	-	Book value	12/31/2016	242.36
12/31/2015	37.088291	0.000000	-
12/31/2014	13.090537	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
These are strategic for the Issuer's business performance

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Claudia Politanski	08/31/1970	A Board of Officers’ member only	04/27/2017	Annual	9
132.874.158-32	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Vice-President

Alexsandro Broedel Lopes	10/05/1974	A Board of Officers’ member only	04/27/2017	Annual	4
031.212.717-09	Accountant	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading		Executive Officer
Committee
Tatiana Grecco	08/31/1973	A Board of Officers’ member only	04/27/2017	Annual	0
167.629.258-63	Technologist	19 - Other officers	06/01/2017	No	0.00%
Not applicable.	in construction	Officer

Rodrigo Luís Rosa Couto	08/08/1975	A Board of Officers’ member only	04/27/2017	Annual	6
882.947.650-15	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Matias Granata	06/17/1974	A Board of Officers’ member only	04/27/2017	Annual	3
228.724.568-56	Economist	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Adriano Cabral Volpini	12/06/1972	A Board of Officers’ member only	04/27/2017	Annual	3
162.572.558-21	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Álvaro Felipe Rizzi Rodrigues	03/28/1977	A Board of Officers’ member only	04/27/2017	Annual	3
166.644.028-07	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading		Officer
Committee
José Virgilio Vita Neto	09/13/1978	A Board of Officers’ member only	04/27/2017	Annual	3
223.403.628-30	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Paulo Sergio Miron	07/26/1966	A Board of Officers’ member only	04/27/2017	Annual	2
076.444.278-30	Accountant	19 - Other officers	06/01/2017	No	0.00%
	and Economist	Executive Officer
Not applicable.
Leila Cristiane Barboza Braga de Melo	10/04/1971	A Board of Officers’ member only	04/27/2017	Annual	3
153.451.838-05	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading		Executive Officer
Committee
Márcio de Andrade Schettini	05/22/1964	A Board of Officers’ member only	04/27/2017	Annual	2
662.031.207-15	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		General Director

Marco Ambrogio Crespi Bonomi	05/06/1956	A Board of Officers’ member only	04/19/2017	Annual	0
700.536.698-00	Economist	29 - Other officers	06/01/2017	Yes	0.00%
Member of the Appointments and Corporate		Director-General
Governance Committee		Member of the Board of Directors
Member of the Personnel Committee		(non-executive director)
Emerson Macedo Bortoloto	07/25/1977	A Board of Officers’ member only	04/27/2017	Annual	6
186.130.758-60	Information	19 - Other officers	06/01/2017	No	0.00%
Not applicable.	Technologist	Officer

Eduardo Hiroyuki Miyaki	06/11/1972	A Board of Officers’ member only	04/27/2017	Annual	6
159.822.728-92	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Marcelo Kopel	11/05/1964	A Board of Officers’ member only	04/27/2017	Annual	3
059.369.658-13	Business	19 - Other officers	06/01/2017	No	0.00%
	administrator
Chairman of the Disclosure and Trading		Officer
Committee

Investor Relations Officer
Fernando Barçante Tostes Malta	04/14/1968	A Board of Officers’ member only	04/27/2017	Annual	1
992.648.037-34	Systems Analyst	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Executive Officer
André Sapoznik	02/24/1972	A Board of Officers’ member only	04/27/2017	Annual	1
165.085.128-62	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Director Vice-President

Caio Ibrahim David	01/20/1968	A Board of Officers’ member only	04/27/2017	Annual	1
101.398.578-85	Engineer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading		Director Vice-President
Committee
Atilio Luiz Magila Albiero Junior	12/24/1977	A Board of Officers’ member only	04/27/2017	Annual	1
213.021.358-80	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Gilberto Frussa	10/20/1966	A Board of Officers’ member only	04/27/2017	Annual	1
127.235.568-32	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Sergio Mychkis Goldstein	11/12/1977	A Board of Officers’ member only	04/27/2017	Annual	1
282.310.718-57	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Eduardo Mazzilli de Vassimon	10/07/1958	A Board of Officers’ member only	04/27/2017	Annual	5
033.540.748-09	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		General Director

Fábio Colletti Barbosa	10/03/1954	A Board of Directors’ member only	04/19/2017	Annual	2
771.733.258-20	Administrator	29 - Other Board members	06/01/2017	Yes	100%
Member of the Personnel Committee		Member of the Board of Directors (independent director)
Member of the Appointments and Corporate
Governance Committee
Member of the Strategy Committee
Chairman of the Related Parties Committee
Gustavo Jorge Laboissière Loyola	12/19/1952	A Board of Directors’ member only	04/19/2017	Annual	9
101.942.071-53	Economist	29 - Other Board members	06/01/2017	Yes	100.00%
Chairman of the Audit Committee		Member of the Board of Directors (independent director)
Member of Compensation Committee
Member of the Related Parties Committee
José Galló	09/11/1951	A Board of Directors’ member only	04/19/2017	Annual	1
032.767.670-15	Administrator	29 - Other Board members	06/01/2017	Yes	90.91%
Member of Personnel Committee		Member of the Board of Directors (independent director)

Pedro Luiz Bodin de Moraes	07/13/1956	A Board of Directors’ member only	04/19/2017	Annual	9
548.346.867-87	Economist	29 - Other Board members	06/01/2017	Yes	72.73%
Member of the Compensation Committee		Member of the Board of Directors (independent director)
Member of the Capital and Risk Management Committee
Member of the Related Parties Committee

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive
					terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of	Nominated by the	Percentage of attendance
			investiture	controlling stockholder	at meetings
Other positions held or functions performed at		Description of other position/ function
the Issuer
Pedro Moreira Salles	10/20/1959	A Board of Directors’ member only	04/19/2017	Annual	9
551.222.567-72	Banker	29 - Other Board members	06/01/2017	Yes	100.00%
Member of the Strategy Committee		Chairman of the Board of Directors (non-executive director)
Chairman of the Appointments and Corporate Governance
Committee
Chairman of the Personnel Committee
Chairman of the Compensation Committee

Ricardo Villela Marino	01/28/1974	A Board of Directors’ member only	04/19/2017	Annual	9
252.398.288-90	Engineer	29 - Other Board members	06/01/2017	Yes	100%
Member of the Strategy Committee		Member of the Board of Directors (executive director)

Alfredo Egydio Setubal	09/01/1958	A Board of Directors’ member only	04/19/2017	Annual	9
014.414.218-07	Administrator	29 - Other Board members	06/01/2017	Yes	100%
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)

Member of the Appointments and Corporate Governance Committee

Member of the Disclosure and Trading Committee

Candido Botelho Bracher		A Board of Directors’ member only	04/27/2017	Annual	9
039.690.188-38	12/05/1958	19 - Other Board Officers	06/01/2017	No	0.00%
Not applicable.	Administrator	Director-General

Roberto Egydio Setubal	10/13/1954	A Board of Directors’ member only	04/19/2017	Annual	9
007.738.228-52	Engineer	29 - Other Board members	06/01/2017	Yes	100%
Chairman of the Capital and Risk		Cochairman of the Board of Directors (non executive director)
Management Committee
Member of the Strategy Committee
Chairman of the Compensation Committee

Amos Genish	10/26/1960	A Board of Directors’ member only	04/19/2017	Annual	0
009.194.169-50	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Compensation Committee		Member of the Board of Directors (executive director)
Geraldo José Carbone	08/02/1956	A Board of Directors’ member only	04/19/2017	Annual	0
952.589.818-00	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Capital and Risk Management Committee.		Member of the Board of Directors (non-executive director)
Member of the Appointments and Corporate Governance Committee.
João Moreira Salles	04/11/1981	A Board of Directors’ member only	04/19/2017	Annual	0
295.520.008-58	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Strategy Committee.		Member of the Board of Directors (executive director)
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/19/2017	Annual	1
031.077.288-53	Economist	40 – Chairman of Fiscal Council (Effective)	06/01/2017	Yes	100.00%
Not applicable.		Nominated by the Controlling Stockholder

Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/19/2017	Annual	0
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the	06/01/2017	Yes	0.00%
Not applicable.		Controlling Stockholder

Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/19/2017	Annual	1
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by the	06/01/2017	No	0.00%
Not applicable.		Preferred Stockholders

Carlos Roberto de Albuquerque Sá	01/31/1950	Fiscal Council	04/19/2017	Annual	2
212.107.217-91	Economist	44 - Fiscal Council (Effective) Nominated by the	06/01/2017	No	100.00%
Not applicable.		Preferred Stockholders

João Costa	08/10/1950	Fiscal Council	04/19/2017	Annual	8
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by	06/01/2017	Yes	0.00%
Not applicable.		the Controlling Stockholder

José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/19/2017	Annual	6
372.202.688-15	Lawyer	43 - Fiscal Council (Effective) Nominated by the	06/01/2017	Yes	100.00%
Not applicable.		Controlling Stockholder

Professional experience / Statement of any conviction / Independence criteria

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Vice-President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee since April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from February 2010 to July 2013.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activities of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and PhD programsMain activity: Educational institution.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012.

Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member since 2014

FEA-USP: full professor.

EAESP-FGV: professor from 2001 to 2002.

Manchester Business School: professor in 2005.

London School of Economics: visiting professor.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014.

Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Financial Stability Institute of the BIS: did an internship when he took part in the development, and was a member of the teaching staff of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master’s degree in Business

Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Reinaldo Guerreiro – 503.946.658-72

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since June 2017.

Main activity of the company: Holding company.

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; member of the Strategy Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

IBGC - Instituto Brasileiro de Governança Corporativa: Member of the Board of Directors since 2009.

Main activity of the company: Associations for the defense of social rights.

FUSP - Fundação de Apoio a Universidade de São Paulo (Foundation for the Support to Universidade de São Paulo): Member of the Fiscal Council (from 2004 to 2016). Main activity of the company: Higher education – graduate and extensions courses.

Cia. de Saneamento Básico do Estado de São Paulo - SABESP: Member of the Board of Directors since 2007; independent member of the Audit Committee (from 2007 to 2017). Main activity of the company: Water collection, treatment and distribution.

Fipecafi - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute for Accounting, Actuarial and Financial Research Foundation): Permanent member of the Board of Trustees and Research Officer.

Main activity of the company: Higher education – undergraduate and graduate courses.

(FEA-USP) School of Economics, Business Administration and Accounting from Universidade de São Paulo: Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014).

Main activity of the company: Higher education – undergraduate and graduate courses.

Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting from Universidade de São Paulo (FEAUSP) (1977); Master’s degree in Accounting from FEA-USP (1985); PhD in Comptrollership from FEA-USP (1990); Post-Doctoral degree in Comptrollership and Accounting from FEA-USP (1995).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles – 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017. Member of the Strategy Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Iupar - Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, co-responsible for the management of BW Gestão de Investimentos (BWGI) and member of the Investment (CO-CIO), Risk and Operations committees; member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; member of the Investment Committee since 2013; member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 and 2017. Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brasil: Chief Economist (from 2003 to 2005).

Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree from Columbia University, GSAS, NY, USA (2007); Master's degree in Finance from Columbia University, GSB, NY, USA (2009); and PhD in Economics from Universidade de São Paulo, FEA, SP, Brazil (2012).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo José Carbone – 952.589.818-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Board of Directors from August 2006 to April 2008; Member of the Capital and Risk Management Committee and Appointments and Corporate Governance Committee since May, 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011.

Main activity of the company: Life insurance

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011.

Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987.

Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Amos Genish – 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Amos has a long experience in the High Technology and Telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

He held management positions in the Sindicato Nacional das Empersas de Telefonia e de Serviço Social Móvel Celular e Pessoal - SINDITELEBRASIL (National Association of Telephone and Mobile Services Companies), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

Amos was a member of the founding team of GVT in 1999, leading the company at the time of the successful IPO control acquisition process by Vivendi in 2009.

Bachelor's degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Tatiana Grecco – 167.629.258-63

Itaú Unibanco Holding S.A.: Officer since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Superintendent of Investment Funds since June 2014, in the Itaú Asset Management area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the Private, Corporate and Institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendence of Technical Reserves and Senior Portfolios Manager from October 2001 to December 2008, in the Itaú Asset Management area – Superintendence of Technical Reserves, responsible for the technical reserve management desk of insurance, capitalization companies and public and private pension plan entities of the Itaú Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Construction Technology from UNESP - Universidade Estadual Paulista Julio de Mesquita Filho in 1995; Post-graduation degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School – SP in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas - SP in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Matias Granata - 228.724.568-56

Itaú Unibanco Holding S.A.: Officer since July 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014; Senior Manager for Market Risk from October 2010 to April 2014; Senior Manager for Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Master of Arts – International Economic Policy. University of Warwick, UK. British Chevening Scholarship (2000-2001); Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina. (1998-2000), and Graduation Course in Economics at the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since February 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since April 2012; he previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014; and Officer since January 2014.

Main activity of the company: Lease operations.

Academic background: Bachelor’s degree in Communication from Fundação Armando Álvares Penteado – FAAP in 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Domestic Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Legal Matters – Contracts, Equity, Marketing, and Third Sector, and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and assessment of the main legal matters regarding these units).

Main activities of the company: Multiple-service bank, with commercial portfolio.

Tozzini Freire Advogados: He acted in the areas of Corporate Law and Contracts Law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from Law School of the Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica of São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding company

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio

União de Bancos Brasileiros S.A. He joined the bank in January 2001, working as a lawyer until June 2003, being responsible for the wholesale bank’s legal consulting area, particularly structured operations and real estate loans. From June 2003 to June 2008, he acted as Legal Manager, being responsible for the wholesale bank’s legal area, particularly structured operations, real estate loans, foreign exchange, derivatives and Project financing, retail legal consulting and administrative and investigative proceedings, including a consumer protection body. From June 2008 to October 2009, he acted as Legal Superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, he acted as Legal Superintendent in the period from December 2009 to March 2011, being responsible for Retail Legal Consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service bank with commercial portfolio

Academic background: Bachelor’s degree in Law from the Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006, and PhD in Civil Law – Contracts from Universidade de São Paulo in 2007.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015.

Main activity of the company: Holding company.

PricewaterhouseCoopers – São Paulo/SP: Partner from 1996 to 2015, and he was the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013).

PricewaterhouseCoopers – Brasília/DF: Partner from 2001 to 2008, and in the period from 2004 to 2008, he was also the leading partner of the government services area of PwC Brasil, and from 1997 to 2008, he was the leading partner of the banking area of PwC Brasil.

He was the coordinator of the financial institution training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degrees in Accounting from Universidade São Judas Tadeu – São Paulo and in Economics from Universidade Mackenzie – São Paulo.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting at Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: Director-General since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from November 2008 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Vice-President from April 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica of Rio de Janeiro, where he specialized in mathematical models. He also attended the Owner / President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 and Director-General from July 2015 to April 2017. Member of the Personnel Committee and the Appointments and Corporate Governance Committee since May 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S.A.: Officer since November 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: he joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he is responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Ernest & Young Auditores Independentes: from May 2001 to June 2003.

Main activity of the company: Consulting services.

Banco Bandeirantes: from 1992 to 2001, responsible for IT audit and operational process.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriça in December 2000. Postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo in December 2001. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Auditing from FIPECAFI in 2008.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Hiroyuki Miyaki - 159.822.728-92

Itaú Unibanco Holding S.A.: Officer since August 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer from August 2010 to August 2011, responsible for the internal audit activities since May 2010. He was as Compliance Manager and Officer in the Money Laundering Prevention program of Itaú Unibanco S.A. (1996 to 2003). He was the manager responsible for the Internal Audit Department of our Asset Management and Treasury units (2003 to 2004). He was also the manager of our Internal Audit, Capital Markets, Insurance and Securities units (2005 to 2010). Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a MBA in Finance and International Business from Leonard Stern School of Business – New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002.

Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acted as Finance Officer concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer and Manager of the Operations area from 2008 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2016.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: from 1995 to 2008.

Management in the areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/ initiatives. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro, MBA from Fundação D. Cabral, and extension course in Banking Management from the Swiss Finance Institute.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Managing Vice-President since December 2016 Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since December 2011; Officer from April 2009 to December 2011. He joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio.

Educational Background: Bachelor’s degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Atilio Luiz Magila Albiero Junior - 213.021.358-80

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since June 2015.

Financial Planning Superintendent from March 2011 to May 2014, mainly involved in budgeting, closing of monthly results, generation of P&L in several levels, Retail Planning Superintendent from May 2008 to February 2011, mainly involved in budgeting, capacity models, AGIR of the operational and projects area, Company Products Superintendent from January 2007 to April 2008, responsible for the Companies and Cash Management electronic channels; Company Products manager from May 2002 to December 2006; Company Products Analyst from January 2000 to April 2002; Intern from September 1999 to December 1999. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree from Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA) from 1995 to 1999; Lato sensu post-graduation degree in Business Administration from Fundação Getúlio Vargas – EAESP from 2000 to 2002; MBA majoring in Finance from Massachusetts Institute of Technology (MIT) from 2004 to 2006.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Officer from June 2006 to February 2016.

Main activity of the company: Multiple-service bank, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2017.

Main activity of the company: lease operations.

Itaú Unibanco S.A.: Officer since April 2014.

From 1989 to 1993, Mr. Frussa acted as a lawyer and legal manager. Since 1993 he has acted as a Legal Manager and Legal Coordinator.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Partner of Carvalho Pinto, Monteiro de Barros, Frussa e Bohlsen – Advogados law firm.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since December 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015; General Legal Manager under the Director-General of Wholesale from December 2000 to November 2015, responsible for the Wholesale Legal Department, acting in the following legal business lines/areas: (i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations; (ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private, and investors segments; (iii) Wealth Management Services: coordinating the performance of the service to asset management operations of the Itaú Group, of the Private Banking, and custody, management and own and third parties’ fund management activities; (iv) Mandatory funds and onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded; (v) Debt restructuring: coordinating the performance of the service to debt restructuring demands in corporate and middle-market segments, basically acting in restructuring of contracts – out of court; (vi) Cross border loans/F/X: coordinating the performance of services to demands for granting foreign and cross border loans; (vii) High volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC) of São Paulo (SP) in 2000 and Master’s degree in Banking and Finance from the Boston University School of Law, Boston (MA) in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Vice-President from April 2015 to December 2016; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since December 2016, he was the Foreign Exchange General Manager from 1980 to 1990, and in March 2013 he became Managing Vice-President from March 2013 to December 2016.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors from November 2004 to April 2015, and Vice-Chairman from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors from May 2013 to December 2016.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013 to April 2017.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: Lease operations

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degrees in Economics from School of Economics of USP in 1980; in Business Administration from Fundação Getúlio Vargas in 1980; Post-graduation degree from EAESP/FGV in 1982. École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel Committee, Appointments and Corporate Governance Committee, and Strategy Committee since April 2015. Chairman of the Related Parties Committee since May 2017.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); President of the Audit Committee since June 2017; President of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008; member of the Related Parties Committee since April 2013; and member of the Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016.

Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009, and President of this Committee from April 2016 to May 2017; member of the Compensation Committee since February 2011, and member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic Background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and of the Personnel Committee since August 2009 and of the Compensation Committee from February 2011 to May 2017; Member of the Strategy Committee since 2009, acting as President from August 2009 to 2016; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Unibanco Holdings S.A.: Vice-chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Member of the Board of Directors from November 2008, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

FEBRABAN: Chairman of the Board of Directors since March 2017.

Academic background: Bachelor’s degrees, magna cum laude in Economics and History from the University of California, Los Angeles, and he attended the International Relations program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee from April 2015 to May 2017; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: .: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; Director-General from July 2015 to April 2017; Vice-President from August 2005 to June 2015; member of the Board of Directors from February 2009 to April 2017 (executive director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee from June 2008 to April 2017, and member of the Strategy Committee from April 2015 to Abril 2017. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service bank, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013.

Main activity of the company: Retail business.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003)

Main activity of the company: Multiple service banking, with investment portfolio.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice-Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and of the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Member of Economic and Social Development Council of the Presidency of the Republic (CDES), since November 2016.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016, being Chairman since August 2016; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company.

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body.

Banco Nossa Caixa S.A.: Member of the Board of Directors from May 2006 to February 2007. Main activity of the company: Multiple-service bank.

Telemar Participações S.A.: Member of the Board of Directors from May 2001 to January 2003. Main activity of the company: Telecommunications.

Cia. Brasil de Seguros: Member of the Board of Directors from May 2001 to February 2003. Main activity of the company: Insurance.

Banco Bandeirantes S.A.: Member of the Board of Directors from May 1999 to December 2000. Main activity of the company: Multiple-service banking.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988. Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963. Master of Arts from University of California, Berkeley, in 1966, PhD in Applied Economics from Stanford University, California in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2016.

Main activity of the company: Holding company.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background: Bachelor's degree in Business Administration from UERJ in 1980; Bachelor's degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000, and postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Alternate member of the Fiscal Council from April 2015 to April 2016. Main activity of the company: Holding company.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Marfrig S.A.: Alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Consulting on business management, except specific technical consultancy.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Academic background: Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, post-graduation degree in Finance from PUC/RJ, in 1995.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.

FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011, and he became an effective member on May 3, 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company.

Banco Itauleasing S.A.: member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio. Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo (SP) in 1971; post-graduation degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer
Antonio Francisco de Lima Neto	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	100.00%
231.877.943-00			06/13/1965	06/05/2017	2
Not applicable.

Diego Fresco Gutierrez	Audit Committee	Committee member(effective)	Accountant	04/27/2017	Annual	100.00%
214.970.328-90			01/24/1970	06/05/2017	4
Not applicable.

Geraldo Travaglia Filho	Audit Committee	Committee member(effective)	Administrator	04/27/2017	Annual	100.00%
573.620.338-34			05/26/1951	06/05/2017	5
Not applicable.

Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/27/2017	Annual	0.00%
101.942.071-53				06/05/2017	0
Member of the Board of Directors			12/19/1952
Member of the Related Parties
Committee
Member of Compensation
Committee

Maria Helena dos Santos Fernandes	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	91.89%
de Santana				06/05/2017
036.221.618-50			06/23/1959		3
Not applicable.

Rogério Paulo Calderón Peres	Audit Committee	Committee member(effective)	Administrator	04/27/2017	Annual	100.00%
035.248.608-26			02/02/1962	06/05/2017	1
Not applicable.

Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member(effective)	Economist	05/25/2017	Annual	100.00%
101.942.071-53			12/19/1952	05/25/2017	1
Member of the Board of Directors
Chairman of Audit Committee

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer
Member of the Related Parties Committee
Israel Vainboim	Compensation Committee	Committee member(effective)	Engineer	05/25/2017	Annual	100.00%
090.997.197-87			06/01/1944	05/25/2017	2
Not applicable.

Pedro Luiz Bodin de Moraes	Compensation Committee	Committee member(effective)	Economist	05/25/2017	Annual	100.00%
548.346.867-87			07/13/1956	05/25/2017	7
Member of the Capital and Risk Management Committee

Member of the Board of Directors

Member of the Related Parties Committee
Pedro Moreira Salles	Compensation Committee	Committee member(effective)	Banker	05/25/2017	Annual	100.00%
551.222.567-72			10/20/1959	05/25/2017	7
Member of the Strategy Committee

Chairman of the Appointments and Corporate Governance
Committee
Co-chairman of the Board of Directors

Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer

Roberto Egydio Setubal	Compensation Committee	Chairman of the Committee	Engineer	05/25/2017	Annual	0.00%
007.738.228-52			10/13/1954	05/25/2017	0

Co-chairman of the Board of Directors
Chairman of Capital and Risk Management Committee
Member of the Strategy Committee

Alexsandro Broedel Lopes	Other committees	Committee member(effective)	Accountant	05/25/2017	Annual	25.00%
031.212.717-09	Disclosure and Trading		10/05/1974	05/25/2017	4
	Committee
Executive Officer
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	05/25/2017	Annual	100.00%
014.414.218-07	Appointments and Corporate		09/01/1958	05/25/2017	8
	Governance Committee
Member of the Disclosure and Trading Committee
Member of the Personnel Committee
Member of the Board of Directors

Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	05/25/2017	Annual	75.00%

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
Individual Taxpayer’s Registry (CPF)	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/ functions performed at the issuer
014.414.218-07			09/01/1958	05/25/2017	9

	Disclosure and Trading
	Committee
Member of the Board of Directors
Member of the Appointments and Corporate Governance Committee
Member of the Personnel Committee
Alfredo Egydio Setubal	Other committees	Committee member	Administrator	05/25/2017	Annual	100.00%
014.414.218-07	Personnel Committee	(effective)	09/01/1958	05/25/2017	2
Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Member of the Board of Directors

Álvaro Felipe Rizzi Rodrigues	Other Committees	Member of the Committee	Lawyer	05/25/2017	Annual	100.00%
166.644.028-07	Disclosure and	(Effective)	03/28/1977	05/25/2017	3
Officer	Trading Committee

Amos Genish	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
009.194.169-50	Personnel Committee	(Effective)	10/26/1960	05/25/2017	0
Member of the Board of Directors

Caio Ibrahim David	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
101.398.578-85	Disclosure and	(Effective)	01/10/1968	05/25/2017	7
Director Vice-President	Trading Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer

Carlos Henrique Donegá Aidar	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
076.630.558-96	Disclosure and	(Effective)	10/19/1965	05/25/2017	3
Not Applicable	Trading Committee

Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Personnel Committee		10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee
Member of the Appointments and Corporate Governance Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Appointments and	(Effective)	10/03/1954	05/25/2017	2
	Corporate Governance Committee
Chairman of the Related Parties Committee
Member of the Personnel Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Strategy Committee	(Effective)	10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors

12.7/8 - Composition of committees

Fábio Colletti Barbosa	Other Committees	Chairman of the Committee	Administrator	05/25/2017	Annual	0.00%
771.733.258-20	Related Parties Committee		10/03/1954	05/25/2017	0
Member of the Strategy Committee
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors
Fernando Marsella Chacon Ruiz	Other Committees	Member of the Committee	Mathematician	05/25/2017	Annual	100.00%
030.086.348-93	Disclosure and	(Effective)	08/29/1965	05/25/2017	8
Not Applicable	Trading Committee
Geraldo José Carbone	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
952.589.818-00	Capital and Risk	(Effective)	08/02/1956	05/25/2017	0
Member of the Board of Directors	Management Committee
Member of the Appointments and Corporate Governance Committee
Geraldo José Carbone	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
952.589.818-00	Appointments and Corporate	(Effective)	08/02/1956	05/25/2017	0
Member of the Board of Directors	Governance Committee
Member of the Capital and Risk
Management Committee
João Moreira Salles	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
295.520.008-58	Strategy Committee	(Effective)	04/11/1981	05/25/2017	0
Member of the Board of Directors
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
	Related Parties Committee	(Effective)
101.942.071-53			12/19/1952	05/25/2017	4
Member of the Board of Directors
Member of the Compensation Committee
Chairman of the Audit Committee

12.7/8 - Composition of committees

Leila Cristiane Barboza Braga de Melo	Other Committees	Member of the Committee (Effective)	Lawyer	05/25/2017	Annual	50.00%
153.451.838-05	Disclosure and Trading Committee		10/04/1971	05/25/2017	5
Executive Officer

José Galló	Other Committees	Member of the Committee	Administrator	05/25/2017	Annual	66.67%
032.767.670-15		(Effective)	09/11/1951	05/25/2017	1
Member of Board of Directors	Personnel Committee
Marcelo Kopel	Other Committees	Chairman of the Committee	Administrator	05/25/2017	Annual	100.00%
059.369.658-13	Disclosure and		11/05/1964	05/25/2017	3
Officer	Trading Committee
Investor Relations Officer

Marco Ambrogio Crespi Bonomi	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
700.536.698-00	Appointments and Corporate	(Effective)	05/06/1956	05/25/2017	0
	Governance Committee
Member of the Board of Directors
Member of the Personnel Committee

Marco Ambrogio Crespi Bonomi	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
700.536.698-00	Personnel Committee	(Effective)	05/06/1956	05/25/2017	0
Member of the Board of Directors
Member of the Appointments and Corporate Governance Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer

Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
		(Effective)
548.346.867-87	Capital and Risk		07/13/1956	05/25/2017	8
	Management Committee
Member of the Compensation Committee
Member of the Board of Directors
Member of the Related Parties Committee

Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
	Related Parties Committee	(Effective)
548.346.867-87			07/13/1956	05/25/2017	4
Member of the Compensation Committee
Chairman of the Capital and Risk Management Committee
Member of the Board of Directors

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	05/25/2017	8
Member of the Compensation Committee
Chairman of the Appointments and Corporate Governance Committee
Co-Chairman of the Board of Directors
Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	05/25/2017	8
Member of the Compensation Committee
Chairman of the Appointments and Corporate Governance Committee
Co-Chairman of the Board of Directors
Chairman of the Strategy Committee

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
	Appointments and Corporate		10/20/1959	05/25/2017	8
	Governance Committee
551.222.567-72
Member of the Compensation Committee
Chairman of the Personnel Committee
Co-Chairman of the Board of Directors
Chairman of the Strategy Committee

Ricardo Villela Marino	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
	Strategy Committee	(Effective)
252.398.288-90			01/28/1974	05/25/2017	7
Member of the Board of Directors

Roberto Egydio Setubal	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
		(Effective)
007.738.228-52	Strategy Committee		10/13/1954	05/25/2017	8
Chairman of the Capital and Risk Management Committee
Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of
						attendance at
						meetings
CPF	Description of other	Description of other positions held	Date of birth	Date of investiture	Number of
	committees				consecutive terms of
					office
Other positions held/functions performed at the issuer
Co-Chairman of the Board of Directors

Roberto Egydio Setubal	Other Committees	Chairman of the Committee	Engineer	05/25/2017	Annual	100.00%
007.738.228-52	Capital and Risk		10/13/1954	05/25/2017	8
Member of the Strategy Committee	Management Committee
Chairman of the Personnel Committee
Co-Chairman of the Board of Directors

Professional experience / Statement of any conviction / Independence criteria

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of Retail and Distribution from July 2005 to December 2006; Vice-President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of the Tocantins from May 1999 to 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple bank with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: member of the Board of Directors from 2007 to 2009;

FEBRABAN – Federação Brasileira de Bancos: member of the Board of Directors from 2006 to 2009;

BB Securities Limited: member of the Board of Directors from 2004 to 2005;

Brasilsaúde Companhia de Seguros: member of the Board of Directors from 2003 to 2005;

Companhia de Seguros Aliança do Brasil: member of the Board of Directors from 2001 to 2009;

BB Previdência – Fundo de Pensão Banco do Brasil: member of the Board of Directors from 2000 to 2007.

Academic Background: Master’s Degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for Directors (2014); Post Graduation (Lato Sensu) course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Graduated in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company.

Independent consultant for complex financial reporting matters, particularly for companies with shares registered both in Brazil and in the United States, since June 2013.

PricewaterhouseCoopers – São Paulo/SP: Partner Capital Markets Accounting Advisory Services from 2000 to June 2013. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: Assurance Senior Manager from 1998 to 2000. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – National Technical Office, Stanford, United States: Senior Manager, tour at PwC technical office in the United States from 1997 to 1998. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: from trainee to Senior Manager from 1990 to 1997. Main activity of the company: Accounting and tax consulting and audit.

Academic Background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, 1994; Certified Public Accountant - “CPA” in the United States for the State of Virginia since 2002 and graduated in the Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo Travaglia Filho - 573.620.338-34,

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; Member of the Audit Committee since March 2013, and Chairman of this Committee since June 2014 to April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010. Main activity of the company: Multiple bank, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010. Main activity of the company: provider of means of payment services.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Business Administration from Universidade de São Paulo in 1979, with specialization in Banking Management from the Wharton School of the University of Pennsylvania in 1992.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee since June 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee from July 2008 to May 2017 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: President from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: member of the Audit Committee since June 2014. Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: member of the Board of Directors and Chairman of the Corporate Governance Committee since 2013. Main activity of the company: Retail business.

CPFL Energia S.A.: member of the Board of Directors between 2013 and 2015. Main activity of the company: Generation of renewable energy.

Totvs S.A.: Chairman of the Audit Committee from 2016 to 2017; member of the Board of Directors and Coordinator of the Audit Committee from 2013 to 2017. Main activity of the company: Communication and Technology.

IFRS Foundation: member of the Board of Trustees since January 2014. Main activity: Non-profit foundation.

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007. Main activity of the company: General public administration.

São Paulo Stock Exchange – BOVESPA: From 1994 to 2006, where she initially worked in the Special Projects area ; between 2000 and 2006 she was the Executive Superintendent of Relations with Companies.

Instituto Brasileiro de Governança CorporativaI - IBGC : (Brazilian Institute of Corporate Governance: Vice-Chairman from 2004 to 2006 and Member of the Board of Directors since 2001. Main activity of the company: Social rights protection association.

International Association of Securities Commission - IOSCO – Chairman of the Executive Committee from 2010 to 2012 and Latin-American Roundtable on Corporate Governance (OECD / WB Group) as Member since 2000.

Bolsas y Mercados Espanoles – BME: Member of the Board of Directors since 2016.

Academic Background: Economist graduated in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres – 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Managing Vice-President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice-President from 2003 to 2006; Fosfertil, Ultrafertil and Fertifos: Member of the boards of directors; Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Active partner in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products divisions.

Educational Background: Bachelor’s degree in Business Administration from the Getúlio Vargas Foundation (State of Sao Paulo) and in Accounting from the Paulo Eiró Foundation (State of São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive M.B.A. from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Getúlio Vargas Foundation (State of São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: no records.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management member of the Compensation Committee since April 2015. Main activity of the company: Holding company.

Unibanco - União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice-President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1988 to 2009. Main activity of the company: Holding company.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal Rio de Janeiro (UFRJ); MBA from the University of Stanford.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of Capital and Risk Management Committee since August 2009, being the Chairman from April 2016 to May 2017; member of Compensation Committee since February 2011 e member of Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic Background: Bachelor’s and Master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT)

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and Personnel Committee since August 2009 and Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and President since August 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008. Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Vice-Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

FEBRABAN: Chairman of the Board of Directors from March 2017.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate . Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master’s and PhD programs. Main activity: Educational institution.

Brazilian Securities Commission (CVM): Officer from 2010 to 2012. Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member since 2014.

FEA-USP: Full professor.

EAESP-FGV: Professor from 2001 to 2002.

Manchester Business School: Professor in 2005.

London School of Economics: Visiting professor.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001);

Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the

Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee from April 2015 to May 2017; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Managing Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Corporate Legal Matters, Corporate Paralegal Matters, Antitrust Legal Matters and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units), and Legal Matters – Retail (responsible for legal matters related to products and services of the retail banking and insurance segments).

Main activity of the company: Multiple bank with commercial portfolio.

Tozzini Freire Lawyers: He acted in the areas of corporate law and contract law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic Background:

Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP)

in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Director Vice-President since January 2017; Executive Officer from June 2010 to April 2015; member of Disclosure and Trading Committee since July 2010. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from August 2010 to July 2013; responsible for the Finance Area. He joined the group in 1987 as a trainee, working in the controllership, and market and liquidity risk control areas

Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Managing Vice-President from October 2010 to April 2013. Main activity of the Company:Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010. Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company.

Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Provider of means of payment services.

Academic Background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), with post graduation in Economics and Finance (1992 to 1993) from Universidade de São Paulo and Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2008. In December 1986, he joined the staff of this financial institution, and over his career, his main assignments were: preparation of the consolidated budget of distribution channels and products; estimates of the main financial variables, such as volumes of loans, spreads, fees and costs; studies of economic feasibility related to new business; management of the controllership’s main support system by validating data, accounting consistency, financial calculation modeling and production of monthly databases to determine results; monitoring of treasury results, development of result analyses, asset and liquidity management instruments. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Economic Sciences from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado, in 1986. Post graduation in Finance from Universidade de São Paulo in 1994.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel, Appointments and Corporate Governance, and Strategy committees since April 2015. Chairman of the Related Parts since May 2017.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: CEO from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo José Carbone - 952.589.818-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee, and of the Appointments and Corporate Governance Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011. Main activity of the company: Life insurance.

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987. Education background: Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles - 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Iupar - Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015. Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013 he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and member of the Investment (CO-CIO), Risk and Operations committees; member of the

Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; member of the Investment Committee since 2013; member of the Board of Directors of investee Parnaíba Gás Natural from 2014 and 2017. Main activity of the company: Consulting on business management

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005).

Education background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree from Columbia University, GSAS, NY, USA (2007); Master's degree in Finance from Columbia University, GSB, NY, USA (2009); and PhD in Economics from Universidade de São Paulo, FEA, SP, Brazil (2012).

José Galló – 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and CEO since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015. Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010. Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING no Brasil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002. Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acting as Finance Officer, concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; and Director-General from July 2015 to April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017. Vice-Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Amos Genish – 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Amos has a long experience in the High Technology and Telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

He held management positions in the Sindicato Nacional das Empersas de Telefonia e de Serviço Social Móvel Celular e Pessoal - SINDITELEBRASIL (National Association of Telephone and Mobile Services Companies), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

Amos was a member of the founding team of GVT in 1999, leading the company at the time of the successful IPO control acquisition process by Vivendi in 2009.

Bachelor's degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Politically Exposed Persons

Regarding the members of the Board of Directors, Executive Board, Fiscal Council and Committees, we classify as politically exposed persons only Maria Helena dos Santos Fernandes de Santana.

Maria Helena dos Santos Fernandes de Santana held the position of President of the Brazilian Securities and Exchange Commission (CVM) between July 20, 2007 and July 14, 2012.

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEMS 12.5/6 AND 12.7/8

A - TOTAL MEETINGS HELD BY BODY:

Body	Number
Board of Directors	11
Fiscal Council	3
Audit Committee	191
Disclosure and Trading Committee	4
Strategy Committee	3
Capital and Risk Management Committee	4
Nomination and Corporate Governance Committee	6
Related Parties Committee	7
Personnel Committee	3
Compensation Committee	2

B - CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than 1 year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For members Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008, (b) inclusion of current terms of office.

C – MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council, Audit Committee and others Committees, the meetings held since the investiture date of the members until February 6, 2017 were considered, that is, the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for the members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

For calculation of the meeting attendance percentage of the members of the Disclosure and Trading Committee, the meetings held in the period from April 19, 2016 to January 24, 2017 were considered.

D – INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee are considered independent, in compliance with the applicable regulation and pursuant to the conditions set forth in the Audit Committee Regulation, and they cannot be, or have been, in the last twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) head technician, officer, manager, supervisor or any other member holding a management position in the team involved in the external audit work of Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a parent company of Itaú Unibanco or its affiliates ; or (vi) an individual holding a direct or indirect ownership interest exceeding ten per cent of voting capital of Itaú Unibanco or its affiliates.

E – ADDITIONAL INFORMATION

We present below the hierarchy flowchart of said Bodies:

12.13 – – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree

a) Issuer’s management members;

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c) (i) Issuer’s management members or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

a) Issuer’s management members: Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Not applicable.

c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the Issuer’s controlling group;

• The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

• Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações;

• João Moreira Salles (member of the Board of Directors) together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa;

• The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

• Ricardo Villela Marino (member of the Board of Directors) together with his brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.

12.13	– OTHER RELEVANT INFORMATION - ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on subordination, services provision or control relationships maintained for the last three years, between the Issuer’s management members:

a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital;

b) Issuer’s direct or indirect parent group;

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a)	Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital:

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b)	Issuer’s direct or indirect parent group:

Management members Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c)	If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

12.13.	OTHER RELEVANT INFORMATION OF ITEM 12.13

a) Regarding the meetings held in the three (3) past years, we inform:

Year	Type of Meeting	Date/Time	Quorum
2016	Annual and Extraordinary	04.27.2016 – 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
2016	Annual	09.14.2016 – 3:00 p.m.	more than 90% of common shares
2015	Annual	04.29.2015 – 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
2015	Extraordinary	04.29.2015 – 3:05 p.m.	more than 90% of common shares and more than 4% of preferred shares
2015	Extraordinary	04.29.2015 – 3:10 p.m.	more than 90% of common shares and more than 4% of preferred shares
2014	Extraordinary	04.23.2014 – 3:00 p.m.	more than 90% of common shares and more than 5% of preferred shares
2014	Extraordinary	04.23.2014 – 3:05 p.m.	more than 90% of common shares and more than 5% of preferred shares
2014	Annual	04.23.2014 – 3:10 p.m.	more than 90% of common shares and more than 20% of preferred shares
2014	Extraordinary	04.23.2014 – 3:15 p.m.	more than 90% of common shares and more than 5% of preferred shares

b) Training in 2016

Executive Board:

Training	Audience	Frequency	Total trained	Adherence	Proposal for 2017
Risk Culture	Up to Members of the Board of Directors	Specific dates	82	95%	Continues in 2017
Executive Seminars	Superintendents and Officers	Annual	61	62%	Continues in 2017
Executive Education for Officers Program	Officers	Annual	13	13%	Continues in 2017
Management Dialogues Workshop	Officers	Specific dates	88	89%	Completed in 2016

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities.

The Audit Committee does not have a pre-established training program, contracting training when a specific need is identified for the body or its members. Additionally, the Committee makes benchmark, for the topics under its responsibility and that it considers significant, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, a training on regulatory, financial and tax environment abroad was conducted, as well as another one on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with financial entities and consulting companies in the United States of America. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members.

As part of the self-evaluation of the Audit Committee’s performance, in 2016 we identified the convenience of periodically identify those topics that will be subject to training in a two-year period. Accordingly, at the meeting held in September 2016, the Audit Committee identified specific themes for training or benchmark purposes.

In 2016, the Committee provided all its members with specific training on regulatory themes - Volcker Rule Legislation and new regulations of the CVM for financial statements of investment funds.

Over 2017 and up to the date of this Reference Form, training sessions were provided to all members of the Audit Committee on the IFRS 9 – Financial Instruments, and on international standards related to Money-Laundering Prevention and Financing of Terrorism.

In 2015 and 2016, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets and corporate governance themes.

c) Relationship among the Audit Committee, the Executive Board, and the Chairman of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is permanently revised by the Audit Committee, which may change its meeting planning at any time.

Over 2015 and 2016, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk, regarding the monitoring of outcomes of the works carried out by the areas, as well as to monitor operations of Itaú CorpBanca in Chile and its branches.

Also in 2015 and 2016, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market Risk, Legal Ombudsman's Office and with the Ombudsman, and with those responsible for a number of business of Itaú

Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (United States of America and Caribbean, Europe, Asia and Middle East).

At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Chairman of the Board of Itaú Unibanco Holding S.A., in which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously submitted.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committed is linked to the Board of Directors of Itaú Unibanco Holding S.A. At least on a semiannual basis, the President of the Audit Committee submits to the Board of Directors the outcome of the work performed in the six-month period by the Audit Committee, as well as its recommendations, including on the financial statements, evaluation of the external auditor, internal auditor and the internal controls, compliance and operating risk area.

As from 2015, the Audit Committee reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors.

In 2016, the president of the Audit Committee submitted matters in four meetings (2015 – five meetings) of the Board of Directors. Additionally, since October 2016 the Audit Committee prepares on a monthly basis a summary of the most relevant topics discussed in the monthly meetings, which is provided electronically to the Board of Directors.

The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the Audit Committee’s findings about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year are submitted there to.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the financial statements of the Issuer are examined (therefore, once a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

d) In 2016, as part of Itaú Unibanco’s Integrity and Ethics Program, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2017
Ethics e-learning course	Up to executive officers	Every three years	14.1% (launched in December 2016)	Continues in 2017
Prevention of corruption e-learning course	Up to executive officers	Every three years	83.5%	Continues in 2017
Prevention of corruption in-person training course	Up to superintendents of the areas more sensitive to corruption risk	Every three years	88%	Continues in 2017 (with a new training cycle)
Ethics workshop	Managers and coordinators	Specific dates	93%	Continues in 2017 for new managers and coordinators
Executive seminars	Superintendents and officers	Every three years	80%	New cycle in 2017
Adherence to the Code of Ethics (#) (#) preceded by a quiz to evaluate the knowledge about the Code of Ethics	Up to Board of Directors	Annual	98%	Unified term that comprises codes and conducts and corporate integrity policies

e) In 2016, the Internal Ombudsman’s Office received 1,141 reports related to interpersonal conflicts and conflicts of interest in the work environment involving the organization’s employees.

In order to guide and discipline any employees who shows conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.

f) Supporting Documentation for the Meetings of the Board of Directors:

The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

18.7. With respect to each class and type of security admitted for trading in foreign markets, please indicate:

ITUB
	(ADS - American Depositary	Medium-Term Note Programme
Share)
a. country	United States of America	Grand Duchy of Luxembourg
b. market	New York Stock Exchange	Luxembourg Stock Exchange
c. administrative entity of the market in which the securities are admitted for trading	U.S. Securities and Exchange Commission	Commission de Surveillance du Secteur Financier
d. date of admission for trading	May 31, 2001	Depending on the issue
e. if applicable, indicate the trading segment	Level II	Euro MTF
f. date the securities were first listed in the trading segment	February 21. 2002	Depending on the issue
g. percentage of trading volume abroad in relation to total trading volume of each class and type in the previous year	53 5% (1)	N/A
h. If applicable, proportion of deposit certificates issued abroad in relation to each class and type of shares	28.9% (2)	N/A
i. if applicable, depository bank	The Bank of New York Mellon	The Bank of New York Mellon
j. If applicable, custodian institution	Itaú Unibanco Holding S.A.	The Bank of New York Mellon

(1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2016.

(2) Balance of outstanding ADSs or CEDEARs in relation to the preferred shares of capital stock outstanding at December 31, 2016.

In the United States

Our preferred shares are traded on the NYSE, in the form of American Depositary Shares (or ADSs, one ADS represents one preferred share), since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include disclosure of financial statements under IFRS since 2011 and compliance with U.S. legislative requirements, including the Sarbanes-Oxley Act of 2002.

Our ADSs are issued by The Bank of New York Mellon, as depositary, under a Deposit Agreement dated May 31, 2001, as amended and restated on February 20, 2002 and on March 30, 2009, effective from April 3, 2009, among us, the depositary and the owners and beneficial owners of ADSs. The depositary's principal executive office is located at One Wall Street, New York, New York 10286.

We do not treat ADS holders as our shareholders and ADS holders have no stockholder rights, which are governed by Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADSs have ADS holder rights.

An investor may hold the ADSs directly, registered under his or her name, or indirectly, through a broker or another financial institution. The holders of our ADSs do not have the same rights as our stockholders, depositary and holders of corresponding shares in Brazil. The deposit agreement determines the rights and obligations of the ADS holders and is governed by New York Law.

In the event of a capital increase that maintains or increases the proportion of our capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to preferred shares in proportion to their interests and to common shares only to the extent necessary to prevent dilution of their interests.

In Argentina

We had issued CEDEAR (Argentinean Certificates of Deposits) until December 2016, on the Buenos Aires Stock Exchange (BCBA), which represent shares of foreign companies traded in Argentina. Our CEDEARs were backed by our preferred shares and they were traded on BCBA.

In 2017, we requested to the Comisión Nacional de Valores (CNV), regulator in Argentina, the suspension of trading of our deposit certificates and the cancellation of our CEDEAR program; on March 10, 2017, we obtained this authorization from the regulatory body. We also requested such cancellation to the CVM and, on July 08 2017, the request was accepted by this body, formalizing the cancellation of the program.